Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS

August 23, 2007

Messina Minerals ("MMI") Initial Drilling Results at Long Lake

Messina Minerals Inc. has intersected zinc and copper enriched massive sulphides in five of six holes completed at the Long Lake Property located in central Newfoundland 18 km east of the Company's Boomerang/Domino massive sulphide resources.

Five holes tested within the Long Lake Main Zone historic resource area. The drill program is designed to evaluate the continuity and thickness of mineralization documented previously by Noranda in 1999.

The most significant result was obtained from LL07-04 which intersected an 8.7 meter interval assaying 11.2% zinc, 2.2% lead, 1.4% copper, 81 g/t silver, and 1.1 g/t gold. Assay results for all five holes are tabulated below.

Hole ID	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	East	North	Collar Dip
LL07-01	89.60	90.36	0.76	1.6	2.10	14.8	58	0.8	9000	1858	-56
LL07-02A	310.70	312.60	1.90	0.9	0.2	4.4	15	0.3	9000	1933	-73
LL07-03A	184.70	186.50	1.80	4.9	5.3	22.8	164	2.0	9028	1877	-72
LL07-04	161.80	170.50	8.70	1.4	2.2	11.2	81	1.1	8974	1877	-68
including	161.80	164.75	2.95	1.2	3.4	21.5	120	1.6			
LL07-06	246.8	249.70	2.9	1.7	5.6	28.0	133	1.3	8968	1933	-65

All holes were drilled southerly at approximately 156 degree azimuth. The true thickness of the mineralization intersected is estimated to be 0.7 times the interval length indicated.

These holes were drilled on a portion of Messina's property, the RL 229 property, where Aldrin Resources Corp. can earn a 50% interest. Aldrin can earn a 50% interest in the RL 229 property by advancing $800,000 for exploration ($500,000 advanced to date), pay $630,000 to Messina, and issue 750,000 common shares of Aldrin to Messina. Messina is operator of the exploration programs.

Messina completed one additional hole, LL07-05, targeting a geochemical anomaly on the Long Lake West portion of the property held wholly by Messina which did not intersect significant mineralization.

The Long Lake RL 229 Property drill program using one drill continues testing other targets including the 'East Zone' area for massive sulphide mineralization.

dw 9/19

BUSINESS STRATEGY

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 23, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 23, 2007 through the facilities of Marketwire via Canadian Timely Disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 23rd day of August, 2007

"Peter Tallman"

____
Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

August 23, 2007

Messina Minerals ("MMI") Initial Drilling Results at Long Lake

Messina Minerals Inc. has intersected zinc and copper enriched massive sulphides in five of six holes completed at the Long Lake Property located in central Newfoundland 18 km east of the Company's Boomerang/Domino massive sulphide resources.

Five holes tested within the Long Lake Main Zone historic resource area. The drill program is designed to evaluate the continuity and thickness of mineralization documented previously by Noranda in 1999.

The most significant result was obtained from LL07-04 which intersected an 8.7 meter interval assaying 11.2% zinc, 2.2% lead, 1.4% copper, 81 g/t silver, and 1.1 g/t gold. Assay results for all five holes are tabulated below.

Hole ID	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	East	North	Collar Dip
LL07-01	89.60	90.36	0.76	1.6	2.10	14.8	58	0.8	9000	1858	-56
LL07-02A	310.70	312.60	1.90	0.9	0.2	4.4	15	0.3	9000	1933	-73
LL07-03A	184.70	186.50	1.80	4.9	5.3	22.8	164	2.0	9028	1877	-72
LL07-04	161.80	170.50	8.70	1.4	2.2	11.2	81	1.1	8974	1877	-68
including	161.80	164.75	2.95	1.2	3.4	21.5	120	1.6			
LL07-06	246.8	249.70	2.9	1.7	5.6	28.0	133	1.3	8968	1933	-65

All holes were drilled southerly at approximately 156 degree azimuth. The true thickness of the mineralization intersected is estimated to be 0.7 times the interval length indicated.

These holes were drilled on a portion of Messina's property, the RL 229 property, where Aldrin Resources Corp. can earn a 50% interest. Aldrin can earn a 50% interest in the RL 229 property by advancing $800,000 for exploration ($500,000 advanced to date), pay $630,000 to Messina, and issue 750,000 common shares of Aldrin to Messina. Messina is operator of the exploration programs.

Messina completed one additional hole, LL07-05, targeting a geochemical anomaly on the Long Lake West portion of the property held wholly by Messina which did not intersect significant mineralization.

The Long Lake RL 229 Property drill program using one drill continues testing other targets including the 'East Zone' area for massive sulphide mineralization.

BUSINESS STRATEGY

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

September 6, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on September 6, 2007 through the facilities of Marketwire via Canadian Timely Disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 6th day of September, 2007

"Peter Tallman"

____
Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

September 6, 2007

Messina Minerals (MMI-TSXV) Domino, Hurricane, and TouchDown Drilling Results

Messina Minerals Inc. has completed a total of 9 holes in the immediate vicinity of the Hurricane and Domino mineralized areas, as well as at the TouchDown target area within the Tulks South Property located in central Newfoundland, Canada. The program is testing for new zones or extensions of known zones of zinc-lead-copper-silver-gold massive sulphide mineralization.

DOMINO DRILLING RESULTS
Messina has completed 2 additional holes testing the Domino zinc-lead-copper-silver-gold target not included in the Domino inferred resource estimated by Snowden (NR June 21, 2007).

GA07-253 was wedged from GA06-115 and intersected Domino updip of and west of the pierce point of GA06-119 (see NR August 10, 2006). GA07-253 intersected a **2.02 meter interval (from 632.74 to 634.76m) assaying 16.6% zinc, 10.1% lead, 1.0% copper, 280 g/t silver, and 1.4 g/t gold** within a broader 10.96 meter zone (from 623.80 to 634.76m) which assayed 4.5% zinc, 2.9% lead, 0.4% copper, 138 g/t silver, and 0.5 g/t gold. This hole provides confidence in the high base metal grades within Domino and that this mineralization does extend to the east beyond 3900E and beyond the area of the Domino inferred mineral resource.

GA07-261 was drilled from surface; the hole steepened significantly and intersected the Domino horizon well below the Domino mineralized target. No significant assays were reported. This hole does not impact the model for strike length/width/location of Domino mineralization.

HURRICANE AREA DRILLING RESULTS
Messina has completed 6 additional holes testing the general area around the Hurricane target to the east of the Boomerang indicated/inferred mineral resource and at shallower depths than Domino inferred mineral resource.

The best drill result from the 6 additional holes is from GA07-255 which intersected 3.44 meters of high-grade Hurricane mineralization which assays 20.5% zinc, 2.6% lead, 0.3% copper, 94 g/t silver, and 1.5 g/t gold over the interval. Anomalous results from all 6 holes are tabulated below.

Table of Hurricane Area Assays and Intervals

Hole ID	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA07-252	316.70	319.96	3.26	-	-	0.6	-	-
GA07-254	273.80	274.80	1.00	-	-	5.0	3	-
GA07-255	**263.70**	**267.14**	**3.44**	**0.3**	**2.6**	**20.5**	**94**	**1.5**
GA07-256	274.40	278.90	4.50	0.2	2.3	3.0	31	0.1
GA07-256	302.40	306.20	3.80	-	2.0	3.2	10	0.1
GA07-263	422.95	427.15	4.20	-	0.7	0.7	3	-
GA07-263	444.90	450.80	5.90	-	0.4	1.4	3	-
GA07-263	458.70	463.40	4.70	-	0.1	1.0	2	-

(- : no significant result)

TOUCHDOWN DRILLING RESULTS

Messina has completed a 3 hole anomaly drilling program at the TouchDown target located 2 kilometers northeast of the Boomerang/Domino zinc-lead-copper-silver-gold resource and within the Company's Tulks South Property. This program tested for strike extensions of the TouchDown 33.2 meter massive and semi-massive pyrite interval identified in hole TD07-01 (see NR May 8, 2007).

All three new holes intersected TouchDown mineralization. TD07-02 intersected 9.8 meters of massive and semi-massive pyrite and chert 50 meters down dip of TD07-01 on line 6600E. TD07-03 intersected 43.4 meters of massive sulphide and chert from a position 200 meters west along strike of TD07-01 on line 6400E. TD07-04 intersected 19.5 meters of massive and semi-massive pyrite and chert from a position 400 meters west along strike of TD07-01 on 6200E. Sulphide intervals in all three new holes are anomalous in base and precious metals equivalent to that encountered in TD07-01. The anomaly and sulphide zone remains open in all directions. Of particular interest is the untested southwest strike extent as it trends back towards the Boomerang/Domino/Hurricane zinc-lead-copper-silver-gold massive sulphide zones located over 2 kilometers away and untested within that distance.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates, standards, and blanks for all analytical testing.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

September 6, 2007

Messina Minerals (MMI-TSXV) Domino, Hurricane, and TouchDown Drilling Results

Messina Minerals Inc. has completed a total of 9 holes in the immediate vicinity of the Hurricane and Domino mineralized areas, as well as at the TouchDown target area within the Tulks South Property located in central Newfoundland, Canada. The program is testing for new zones or extensions of known zones of zinc-lead-copper-silver-gold massive sulphide mineralization.

DOMINO DRILLING RESULTS
Messina has completed 2 additional holes testing the Domino zinc-lead-copper-silver-gold target not included in the Domino inferred resource estimated by Snowden (NR June 21, 2007).

GA07-253 was wedged from GA06-115 and intersected Domino updip of and west of the pierce point of GA06-119 (see NR August 10, 2006). GA07-253 intersected a **2.02 meter interval (from 632.74 to 634.76m) assaying 16.6% zinc, 10.1% lead, 1.0% copper, 280 g/t silver, and 1.4 g/t gold** within a broader 10.96 meter zone (from 623.80 to 634.76m) which assayed 4.5% zinc, 2.9% lead, 0.4% copper, 138 g/t silver, and 0.5 g/t gold. This hole provides confidence in the high base metal grades within Domino and that this mineralization does extend to the east beyond 3900E and beyond the area of the Domino inferred mineral resource.

GA07-261 was drilled from surface; the hole steepened significantly and intersected the Domino horizon well below the Domino mineralized target. No significant assays were reported. This hole does not impact the model for strike length/width/location of Domino mineralization.

HURRICANE AREA DRILLING RESULTS
Messina has completed 6 additional holes testing the general area around the Hurricane target to the east of the Boomerang indicated/inferred mineral resource and at shallower depths than Domino inferred mineral resource.

The best drill result from the 6 additional holes is from GA07-255 which intersected 3.44 meters of high-grade Hurricane mineralization which assays 20.5% zinc, 2.6% lead, 0.3% copper, 94 g/t silver, and 1.5 g/t gold over the interval. Anomalous results from all 6 holes are tabulated below.

Table of Hurricane Area Assays and Intervals

Hole ID	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA07-252	316.70	319.96	3.26	-	-	0.6	-	-
GA07-254	273.80	274.80	1.00	-	-	5.0	3	-
GA07-255	**263.70**	**267.14**	**3.44**	**0.3**	**2.6**	**20.5**	**94**	**1.5**
GA07-256	274.40	278.90	4.50	0.2	2.3	3.0	31	0.1
GA07-256	302.40	306.20	3.80	-	2.0	3.2	10	0.1
GA07-263	422.95	427.15	4.20	-	0.7	0.7	3	-
GA07-263	444.90	450.80	5.90	-	0.4	1.4	3	-
GA07-263	458.70	463.40	4.70	-	0.1	1.0	2	-

(- : no significant result)

TOUCHDOWN DRILLING RESULTS

Messina has completed a 3 hole anomaly drilling program at the TouchDown target located 2 kilometers northeast of the Boomerang/Domino zinc-lead-copper-silver-gold resource and within the Company's Tulks South Property. This program tested for strike extensions of the TouchDown 33.2 meter massive and semi-massive pyrite interval identified in hole TD07-01 (see NR May 8, 2007).

All three new holes intersected TouchDown mineralization. TD07-02 intersected 9.8 meters of massive and semi-massive pyrite and chert 50 meters down dip of TD07-01 on line 6600E. TD07-03 intersected 43.4 meters of massive sulphide and chert from a position 200 meters west along strike of TD07-01 on line 6400E. TD07-04 intersected 19.5 meters of massive and semi-massive pyrite and chert from a position 400 meters west along strike of TD07-01 on 6200E. Sulphide intervals in all three new holes are anomalous in base and precious metals equivalent to that encountered in TD07-01. The anomaly and sulphide zone remains open in all directions. Of particular interest is the untested southwest strike extent as it trends back towards the Boomerang/Domino/Hurricane zinc-lead-copper-silver-gold massive sulphide zones located over 2 kilometers away and untested within that distance.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates, standards, and blanks for all analytical testing.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

September 10, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on September 10, 2007 through the facilities of Marketwire via Canadian Timely Disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 10th day of September, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

September 10, 2007

Messina Minerals ("MMI") Drilling Results at Long Lake East

Messina Minerals Inc. has intersected zinc, lead and copper enriched massive sulphides in four of six holes completed at the East Zone target within the Long Lake Property located in central Newfoundland 18 km east of the Company's Boomerang/Domino massive sulphide resources.

The East Zone target is situated 1,000 meters east of the Main Zone historic resource area which was recently tested with 5 holes (see NR August 23, 2007). East Zone zinc-lead-copper-silver-gold massive sulphides were originally discovered in two 1997 drill holes, LL97-36 and LL97-37, by a previous explorer. Until now, no further drilling had been undertaken on this target.

Six holes tested the East Zone target area for zinc-lead-copper-silver-gold massive sulphide mineralization. The highest grade was obtained from LL07-11 which intersected a 0.5 meter interval assaying 29.0% zinc, 0.4% lead, 1.3% copper, 28 g/t silver, and 1.0 g/t gold. Zinc-lead-copper-silver-gold massive sulphides at the East Zone target have now been intersected over a 300 meter strike length and over a 200 meter vertical range. Assay results for eight holes, including the two historic drill holes (in italics) are tabulated below, listed from west to east.

Hole ID	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Section (m)	Elev (m)	Type
Surface										360	
LL07-07	156.10	174.50	18.40	-	0.2	0.6	5	-	9900E	250	Alteration
LL97-37	*286.10*	*286.64*	*0.54*	*1.1*	*3.6*	*7.7*	*59*	*0.4*	*9900E*	*150*	*MS*
LL07-08	108.20	109.00	0.80	1.0	1.7	10.9	28	1.0	10000E	275	MS
LL07-09	203.69	205.55	1.86	2.8	1.9	9.6	40	0.4	10000E	165	MS
LL07-11	35.40	35.90	0.50	1.3	0.4	29.0	31	1.5	10100E	325	MS
LL97-36	*82.22*	*82.54*	*0.32*	*0.3*	*1.7*	*24.8*	*28*	*1.0*	*10100E*	*290*	*MS*
LL07-10	110.25	112.95	2.70	-	-	1.4	3	0.1	10100E	250	Alteration
LL07-12	70.30	78.20	7.90	-	-	0.7	6	0.1	10200E	300	Alteration
LL07-12	74.60	75.20	0.60	0.2	0.3	1.2	18	0.3	10200E	300	MS

(- denotes no significant assay)

All holes were drilled southerly at approximately 156 degree azimuth. The true thickness of the mineralization intersected is estimated to be 0.7 times the interval length indicated. A map entitled "Main and East Zone Longitudinal" showing the vertical position of all drill pierce points for both the Main Zone and East Zone can be found on Messina's website under the Long Lake Project – Maps at http://www.messinaminerals.com/s/LongLakeProperty.asp.

These holes were drilled on a portion of Messina's property, the RL 229 property, where Aldrin Resources Corp. can earn a 50% interest. Aldrin can earn a 50% interest in the RL 229 property by advancing $800,000 for exploration ($500,000 advanced to date), paying $630,000 to Messina

($30,000 paid to date), and issuing 750,000 common shares of Aldrin to Messina. Messina is operator of the exploration programs.

This phase of exploration at the Long Lake Property is complete. The drill is being mobilized to Messina's Costigan Lake Property to being testing targets for the source of the 'Kahuna' massive sulphide boulder.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates, standards, and blanks for all analytical testing.

BUSINESS STRATEGY

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

September 10, 2007

Messina Minerals ("MMI") Drilling Results at Long Lake East

Messina Minerals Inc. has intersected zinc, lead and copper enriched massive sulphides in four of six holes completed at the East Zone target within the Long Lake Property located in central Newfoundland 18 km east of the Company's Boomerang/Domino massive sulphide resources.

The East Zone target is situated 1,000 meters east of the Main Zone historic resource area which was recently tested with 5 holes (see NR August 23, 2007). East Zone zinc-lead-copper-silver-gold massive sulphides were originally discovered in two 1997 drill holes, LL97-36 and LL97-37, by a previous explorer. Until now, no further drilling had been undertaken on this target.

Six holes tested the East Zone target area for zinc-lead-copper-silver-gold massive sulphide mineralization. The highest grade was obtained from LL07-11 which intersected a 0.5 meter interval assaying 29.0% zinc, 0.4% lead, 1.3% copper, 28 g/t silver, and 1.0 g/t gold. Zinc-lead-copper-silver-gold massive sulphides at the East Zone target have now been intersected over a 300 meter strike length and over a 200 meter vertical range. Assay results for eight holes, including the two historic drill holes (in italics) are tabulated below, listed from west to east.

Hole ID	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Section (m)	Elev (m)	Type
Surface										360	
LL07-07	156.10	174.50	18.40	-	0.2	0.6	5	-	9900E	250	Alteration
LL97-37	*286.10*	*286.64*	*0.54*	*1.1*	*3.6*	*7.7*	*59*	*0.4*	*9900E*	*150*	*MS*
LL07-08	108.20	109.00	0.80	1.0	1.7	10.9	28	1.0	10000E	275	MS
LL07-09	203.69	205.55	1.86	2.8	1.9	9.6	40	0.4	10000E	165	MS
LL07-11	35.40	35.90	0.50	1.3	0.4	29.0	31	1.5	10100E	325	MS
LL97-36	*82.22*	*82.54*	*0.32*	*0.3*	*1.7*	*24.8*	*28*	*1.0*	*10100E*	*290*	*MS*
LL07-10	110.25	112.95	2.70	-	-	1.4	3	0.1	10100E	250	Alteration
LL07-12	70.30	78.20	7.90	-	-	0.7	6	0.1	10200E	300	Alteration
LL07-12	74.60	75.20	0.60	0.2	0.3	1.2	18	0.3	10200E	300	MS

(- denotes no significant assay)

All holes were drilled southerly at approximately 156 degree azimuth. The true thickness of the mineralization intersected is estimated to be 0.7 times the interval length indicated. A map entitled "Main and East Zone Longitudinal" showing the vertical position of all drill pierce points for both the Main Zone and East Zone can be found on Messina's website under the Long Lake Project - Maps at http://www.messinaminerals.com/s/LongLakeProperty.asp.

These holes were drilled on a portion of Messina's property, the RL 229 property, where Aldrin Resources Corp. can earn a 50% interest. Aldrin can earn a 50% interest in the RL 229 property by advancing $800,000 for exploration ($500,000 advanced to date), paying $630,000 to Messina ($30,000 paid to date), and issuing 750,000 common shares of Aldrin to Messina. Messina is operator of the exploration programs.

This phase of exploration at the Long Lake Property is complete. The drill is being mobilized to Messina's Costigan Lake Property to being testing targets for the source of the 'Kahuna' massive sulphide boulder.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates, standards, and blanks for all analytical testing.

BUSINESS STRATEGY

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

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